Registration File No. 333-150095
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) X

CITIBANK, N.A.
13-5266470
(I.R.S. employer
identification no.)

399 Park Avenue, New York, New York (Address of principal executive office)	10043 (Zip Code)

HONDA AUTO RECEIVABLES 2009-3 OWNER TRUST
( Issuer with Respect to the Securities )
AMERICAN HONDA RECEIVABLES CORP.
(Exact name of Registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	33-0526079 (I.R.S. employer identification no.)

20800 Madrona Ave Torrance, CA	90503 (Zip Code)
Or such other address specified in the applicable
Prospectus Supplement
(Address of principal executive offices)

Asset Backed Notes, Series 2009-3
(Title of Indenture Securities)

Item 1. General Information.
Item 2. Affiliations with Obligor.
Item 16. List of Exhibits.
EX-99.7

Item 1. General Information.
Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Item 16. List of Exhibits.
List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 — Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A. (as of March 31, 2009- attached)

Exhibit 8 — Not applicable.

Exhibit 9 — Not applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 17th day of June, 2009.

CITIBANK, N.A.
By	/s/ Louis Piscitelli
Louis Piscitelli
Vice President